EXHIBIT 99.1

Netflix, Enthusiast Gaming, and Metavision Bring Iconic Anime “ONE PIECE” to Life Utilizing Fortnite Creative 2.0

Netflix, Enthusiast Gaming, and Metavision to bring new experiences to gamers across digital platforms

LOS ANGELES, Sept. 06, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX) and Metavision have collaborated with Netflix to launch its first-ever Fortnite Creative experience for the most popular manga series in history: ONE PIECE, in celebration of the new live-action version streaming globally on Netflix beginning August 31.

The in-game experience, created with the new development toolbox ‘Unreal Editor for Fortnite’ (UEFN) in Fortnite Creative, a tool that allows users to design, create and share experiences with other players outside of the traditional ‘Battle Royale’, marks the first time that a streaming service has utilized the platform’s creative capabilities to deliver a bespoke gaming experience to fans.

This new toolset, announced by Epic Games at the Gaming Development Conference in San Francisco earlier this year, allows developers to use AAA gaming industry development tools to supercharge their Fortnite experiences with custom assets, audio and visuals allowing assets from the production of shows to be re-created or adapted with incredible detail and accuracy, without requiring a direct Epic Games partnership.

Brought to life by Fortnite Creative build team 3D Lab, the ONE PIECE experience was built in collaboration with Enthusiast Gaming and Metavision to reflect three classic ships from the series, and will be centered around a swashbuckling battle between two factions, the ‘Straw Hats’ and the ‘Marines’. Players who drop into the game will be part of either crew, and equipped with swords, flint-knock pistols and cannons, will attempt to destroy their opponent’s ship to be crowned the winner.

The new map and gametype will be featured on the September 12th episode of Enthusiast Gaming’s ‘NFL Tuesday Night Gaming’, the first-of-its-kind gaming competition created by Enthusiast Gaming in partnership with the NFL, featuring NFL players & Legends teaming up with top gaming creators to go head-to-head across popular video game titles every week.

“This collaboration with Netflix is an exciting example of how Enthusiast Gaming is creating unique and immersive experiences for brands that are scalable across digital entertainment and gaming platforms,” said Amanda Rubin, EVP, Brand Solutions at Enthusiast Gaming. “NFL Tuesday Night Gaming continues to offer a distinct opportunity to engage diverse communities through shared passions of gaming, sports, and entertainment.”

Ashley Lewis, Managing Director at Metavision commented, “We’re super excited to be bringing a cultural heavyweight like ONE PIECE to the Metaverse, where the world can be explored and enjoyed by an entirely new audience. It was particularly inspiring to see how far we could push things with the recently launched UEFN toolset, and it’s safe to say it’s remarkable what can now be achieved on the platform.”

Players can enter the experience through Fortnite Discovery tab by entering the code “7374-8187-1871” or heading to https://www.fortnite.com/creative/island-codes/7374-8187-1871

This is an independently created Fortnite Creative experience and is not sponsored, endorsed, or administered by Epic Games, Inc.

About the Show: ONE PIECE
Based on Japan’s highest-selling manga series in history by Eiichiro Oda, ONE PIECE is a legendary high-seas adventure unlike any other. Monkey D. Luffy is a young adventurer who has longed for a life of freedom since he can remember. Luffy sets off from his small village on a perilous journey to find the legendary fabled treasure, ONE PIECE, to become King of the Pirates! But in order to find the ultimate prize, Luffy will need to assemble the crew he’s always wanted before finding a ship to sail, searching every inch of the vast blue seas, outpacing the Marines, and outwitting dangerous rivals at every turn.

Starring Iñaki Godoy as Monkey D. Luffy, Mackenyu as Roronoa Zoro, Emily Rudd as Nami, Jacob Romero as Usopp, and Taz Skylar as Sanji, ONE PIECE is a live action pirate adventure created in partnership with Shueisha and produced by Tomorrow Studios and Netflix. Matt Owens and Steven Maeda are writers, executive producers, and showrunners. Eiichiro Oda, Marty Adelstein, and Becky Clements also executive produce. Additional cast includes Vincent Regan, Ilia Isorelýs Paulino, Morgan Davies, Aidan Scott, Langley Kirkwood, Jeff Ward, Celeste Loots, Alexander Maniatis, McKinley Belcher III, Craig Fairbrass, Steven Ward, Chioma Umeala and Michael Dorman.

About Enthusiast Gaming
Enthusiast Gaming is the leading gaming media and entertainment company in North America, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

PR / Media Contacts
Enthusiast Gaming – enthusiastgaming@thestorymob.com
Metavision – ashley.lewis@metavision.studio
Netflix – tamikay@netflix.com

Investor Contacts

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com

About Metavision
Metavision is an award winning studio and creative agency for the Metaverse. They sit at the intersection of virtual worlds and culture, building creative strategy and in-game, immersive experiences for brands and entertainment companies.

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Forward Looking Information

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the Company’s strategic plans, partnerships and anticipated product expansions.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and media industry; and the Company’s growth plan. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; the timing and filing of the final base shelf prospectus and corresponding Registration Statement; the potential offering of any Securities by the Company; uncertainty with respect to the completion of any future offering; the ability to obtain applicable regulatory approvals for any contemplated offerings; the ability of the Company to negotiate and complete future funding transactions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risk, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.